                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                                 ENStar Inc.
                    --------------------------------------
                               (Name of Issuer)


                                 Common Stock
                    --------------------------------------
                        (Title of Class of Securities)


                                 29358M 10 8
                    -------------------------------------
                                (CUSIP Number)


                               December 22, 1998
           -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    / / Rule 13d-1(b)
                    / / Rule 13d-1(c)
                    /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (continued on following page(s))

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                                                              Page 2 of 7 pages

                                 SCHEDULE 13G
                                 ------------


CUSIP NO.   29358M 10 8
            ---------------------------------


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Jeffrey J. Michael

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     N/A                                                  (a)  [__]
                                                          (b)  [__]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen

                    5.   SOLE VOTING POWER                  916,165(1)
      NUMBER OF
       SHARES
    BENEFICIALLY    6.   SHARED VOTING POWER                -0-
      OWNED BY
        EACH
     REPORTING      7.   SOLE DISPOSITIVE POWER             916,165(1)
       PERSON
        WITH
                    8.   SHARED DISPOSITIVE POWER           -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     916,165(1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     30.3%

12.  TYPE OF REPORTING PERSON*

     IN


(1) 865,666 of these shares are held by 3J2R Limited Partnership of which Jeffrey J. Michael has beneficial ownership as managing general partner. 45,500 of these shares are options currently exercisable within 60 days of this report.

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                                                              Page 3 of 7 pages

SCHEDULE 13G
------------


CUSIP NO.   29358M 10 8
            ---------------------------------


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     3R2R Limited Partnership
     41-1612323

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     N/A                                                    (a)  [__]
                                                            (b)  [__]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Organized in the State of Minnesota

                    5.   SOLE VOTING POWER                  865,666
      NUMBER OF
       SHARES
    BENEFICIALLY    6.   SHARED VOTING POWER                -0-
      OWNED BY
        EACH
     REPORTING      7.   SOLE DISPOSITIVE POWER             865,666
       PERSON
        WITH
                    8.   SHARED DISPOSITIVE POWER           -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     865,666

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     29.1%

12.  TYPE OF REPORTING PERSON*

     PN

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                                                              Page 4 of 7 pages

ITEM 1(a).  Name of Issuer
            --------------

            ENStar Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices
            -----------------------------------------------

            6479 City West Parkway
            Eden Prairie, MN 55344-3246

ITEM 2(a).  Names of Persons Filing
            ---------------------

            Jeffrey J. Michael and 3J2R Limited Partnership


ITEM 2(b).  Address of principal business office
            ------------------------------------

            6479 City West Parkway
            Eden Prairie, MN 55344-3246

ITEM 2(c).  Citizenship
            -----------

            Jeffrey J. Michael - Citizen of United States of America 3J2R Limited Partnership - Organized in State of Minnesota

ITEM 2(d).  Title of Class of Securities
            ----------------------------

            Common Stock, $.01 par value

ITEM 2(e).  CUSIP Number
            ------------

            29358M 10 8


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
            --------------

            N/A

ITEM 4.     Ownership
            ---------

     (a) 916,165 shares are beneficially owned by Jeffrey J. Michael: 3,316 shares of that amount are owned directly by Jeffrey J. Michael, 1,683 shares are held by Jeffrey J. Michael as custodian of his daughter for which he exercises voting and dispositive power, 45,500 shares are options that are currently exercisable within 60 days of this report, and 865,666 shares of that amount are held indirectly by Jeffrey J. Michael through the 3J2R Limited Partnership ("3J2R"). Jeffrey J. Michael is the managing general partner of 3J2R and, by reason of his status, beneficially owns all shares held by 3J2R and exercises voting and dispositive power

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                                                              Page 5 of 7 pages

            with respect to such Common Stock. The limited partnership units of 3J2R are owned by Jeffrey J. Michael's siblings, Janette M. He, Jennifer L. Redlin, Roxanne C. Miller and Rosemary G. Bouvier.
            3J2R has two general partners: Jeffrey J. Michael and 2JM Enterprises, Inc., a Minnesota corporation. So long as Jeffrey J. Michael remains a general partner, he has power and authority to act on behalf of 3J2R, to the exclusion of the other general partner. Jeffrey J. Michael disclaims beneficial ownership of 3,083 shares held by his wife. Jeffrey J. Michael is the President, Chief Executive Officer and a director of the Issuer. His father, James H. Michael, is the managing general partner of the limited partnership of 4J2R1C Limited Partnership ("4J2R1C") which owns 962,164 shares of the Issuer's Common Stock. Although Jeffrey J. Michael is a general partner of 4J2R1C, James H. Michael exercises sole voting and dispositive power with respect to the shares owned by 4J2R1C.

     (b)    Percent of class:

            Jeffrey J. Michael - 30.3%
            3J2R Limited Partnership - 29.1%

     (c)    Number of shares as to which such person has:

            (i)     sole power to vote or to direct the vote:

                    Jeffrey J. Michael - 916,165
                    3J2R Limited Partnership - 865,666

            (ii)    shared power to vote or to direct the vote

                    -0-

            (iii)   sole power to dispose or to direct the disposition of:

                    Jeffrey J. Michael - 916,165
                    3J2R Limited Partnership - 865,666

            (iv)    shared power to dispose or to direct the disposition of:

                    -0-

ITEM 5.     Ownership of Five Percent or Less of a Class
            --------------------------------------------

            N/A

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person
            ---------------------------------------------------------------

            N/A

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                                                              Page 6 of 7 pages

ITEM 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            -------------------------------------------------------------

            N/A

ITEM 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------

            N/A

ITEM 9.     Notice of Dissolution of Group
            ------------------------------

            N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 15, 1999


                                       /s/ Jeffrey J. Michael
                                       ----------------------------------------
                                       Jeffrey J. Michael, Individually



                                       3J2R LIMITED PARTNERSHIP
                                       ------------------------



                                       By /s/ Jeffrey J. Michael
                                          -------------------------------------
                                          Jeffrey J. Michael
                                          Managing General Partner